Exhibit 6.18

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm if publicly disclosed.

INVESTMENT AGREEMENT

THIS AGREEMENT dated as of June XX, 2025.

BETWEEN:

OR ROYALTIES INC., a corporation incorporated under the laws of Québec

(“OR”)

AND:

Modern Mining technology Corp., a corporation incorporated under the laws of British Columbia

(“MMTC”)

(collectively, the “Parties” and each of them, a “Party”)

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, OR shall subscribed for 20,000 common shares in the capital of MMTC (the “Initial Funding Shares”) for an aggregate subscription price of $200,000 (the “OR Financing”);

AND WHEREAS MMTC and OR have agreed that MMTC will use the proceeds of the OR Financing to commission a third-party study on MMTC’s first electronic waste recovery project to be located in Greenville, North Carolina, at an initial cost of approximately $[***] million and which should generate between [***] and [***] gold equivalent ounces annually (the “Initial Project”);

AND WHEREAS, in consideration for the OR Financing, MMTC has agreed to grant OR various investor rights and royalty rights on the terms and conditions contained in this Agreement.

NOW THEREFORE, the Parties agree as follows:

Article 1
DEFINITIONS

1.1	Definitions

For the purposes of this Agreement (including the Recitals hereto), the following capitalized words and phrases shall have the following meanings, and grammatical variations of such terms shall have corresponding meanings:

“Affected Obligations” has the meaning set out in Section 7.2.

“Affected Party” has the meaning set out in Section 7.2.

“Affiliate” a person is considered to be an affiliate of another Person if one is the subsidiary of the other or if both are subsidiaries of the same Person. For the purposes of this definition, “subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary. For purposes of this definition, “control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

“Agreement” means this agreement including all schedules thereto, as the same may be amended, supplemented or restated from time to time.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Vancouver, British Columbia or Montreal, Québec, are generally not open for business.

“Common Shares” means the common shares in the capital of MMTC.

“Data” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto) of any Party hereof.

“Designated Private Sale Price” has the meaning ascribed in Section 5.1(a)(i).

“Force Majeure Event” has the meaning set out in Section 7.1.

“Governmental Authority” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or any other law, regulation or rule-making entity having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing.

“Initial Funding Shares” has the meaning set out in in the Recitals.

“Initial Project” shall have the meaning ascribed thereto in the Recitals.

“Initial Royalty Transaction” means has the meaning ascribed thereto in Section 3.1.

“MMTC” means Modern Mining technology Corp. and any successor thereto.

“MMTC Group” means, collectively, MMTC and the MMTC Subsidiaries, if any.

“MMTC Offer Notice” has the meaning ascribed in Section 4.1(a).

“MMTC Shareholders” means the holders of Common Shares.

“MMTC Subsidiaries” means, collectively, the direct and indirect subsidiaries of MMTC, from time to time, including, Modern Mining Technology Corp. (a Delaware corporation) and any successor thereto.

“Non-Diluted Basis” means before giving effect to the exercise, conversion or exchange of any securities exercisable for, convertible into or exchangeable for Common Shares.

“OR” means OR and any successor thereto.

“OR Deadline” has the meaning ascribed thereto in Section 4.1(b).

“OR Financing” shall have the meaning ascribed thereto in the Recitals.

“Party” means a party to this Agreement and “Parties” means all of them.

“Permitted Disclosure” has the meaning ascribed in Section 9.1(a).

“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

“PF Subordination Agreement” means, in connection with a Project Financing, a subordination or similar agreement giving effect to the subordination of the Security and entered into in accordance with the PF Subordination Principles.

“PF Subordination Principles” has the meaning set out in Schedule “B”.

“Private Sale Purchaser” has the meaning ascribed in Section 5.1(a)(ii).

“Project Assets” means all present and after acquired real, leased and personal property, and other assets and rights (including contracts, and other personal rights) held, owned, used or acquired for use by MMTC in connection with the Initial Project.

“Project Financing” means any of the following indebtedness, procured in an amount that is sufficient to achieve commercial operation at the Initial Project when combined with other concurrent project financing sources for such Initial Project, provided by one or more arm’s length financing parties either (i) incurred by MMTC, or (ii) incurred by an affiliate of MMTC and guaranteed by, or in respect of which security has been provided to such arm’s length lender by, a MMTC:

(a)	one or more credit facilities, note financings or other arrangements providing for indebtedness in an amount of not less than $[***] for the Initial Project, which amount excludes any streaming, royalty or similar arrangements, incurred for the purpose of financing the full development and construction of, or the ordinary course operation of, the facility and related infrastructure comprising the Initial Project (in accordance with a MMTC board-approved development plan), including any note financings or other arrangements described in this clause (a) and which if secured share some or all of the same guarantees and security as such wider arrangements;

(b)	separate working capital facilities either: (i) permitted by the credit facilities, note financings or other arrangements described in clause (a) above and for the purpose of financing the full development and construction of, or the ordinary course operation of, the facility and related infrastructure comprising the Initial Project; or (ii) entered into in the ordinary course of business; and

(c)	any refinancing of any of the foregoing.

“Proposed Private Sale Notice” has the meaning ascribed in Section 5.1(a)(i).

“Proposed Private Sale Period” has the meaning ascribed in Section 5.1(a)(ii).

“Proposed Private Share Sale” has the meaning ascribed in Section 5.1(a)

“Purchaser Notice” has the meaning ascribed in Section 5.1(a)(ii).

“Regulatory News Release” has the meaning ascribed in Section 9.3.

“Right” has the meaning set out in Section 4.1(a).

“Royalty” has the meaning set out in Section 3.1.

“Royalty Agreement” has the meaning set out in Section 3.1.

“Secured Assets” means the Project Assets and the metals and concentrates extracted as part of the Initial Project.

“Security” means all of the encumbrances granted by MMTC in favour of OR pursuant to the Security Documents from time to time securing or intending to secure directly or indirectly, payment and performance of MMTC’s obligations.

“Security Documents” means (i) the security agreement to be entered into between MMTC and OR to provide OR with a first ranking security interest over the Secured Assets and any related security documents, and (ii) any additional security agreements or documents as required by the PF Subordination Principles in connection with a Project Financing pursuant to Section 4.3 of this Agreement.

Article 2
Third-Party STudy

2.1	Third Party Study

Using the proceeds from the OR Financing, MMTC shall undertake a third-party study on the Initial Project, the scope, estimated budget and timeline of which are more fully described in Schedule “A” hereof (the “Study”). MMTC will share the Study with OR promptly following receipt.

Article 3
additional Funding by way of Royalty

3.1	Grant of Royalty

Should OR determine within three months of the receipt of the Study, that the Study supports the royalty investment into MMTC, then it shall provide notice to MMTC that it intends to acquire, a perpetual royalty (the “Royalty”), on all metals produced at the Initial Project (the “Initial Royalty Transaction”), on the terms and conditions set forth in a draft royalty agreement (the “Royalty Agreement”) to be negotiated between the Parties, which terms and conditions shall be at OR’s satisfaction and include, without limitation:

(a)	that the anticipated funding under the Royalty shall be approximately $[***], for greater certainty, the foregoing amount is indicative only and is not binding on OR;

(b)	unless otherwise agreed to by the Parties, that the funding shall be made available by OR to MMTC in two (2) tranches over the construction and initial startup period; the first tranche shall be paid once [***]% of money spent toward construction has been spent and the second tranche shall be paid once [***]% of money spent toward construction has been spent;;

(c)	subject to such deductions as are agreed to in the Royalty Agreement, the Royalty shall be paid in kind or in cash, at OR’s election; during the first year following the commencement of operations the Initial Project, the Royalty payments will be paid “in-kind”. For every year following the initial year of production from the Initial Project, OR must provide notice to MMTC by the date that is no later than six (6) months prior to the commencement of the calendar year if it wishes to receive payment in cash for that calendar year; to the extent no election is made in respect of a Royalty payment in accordance with this paragraph 3.1(c), the applicable Royalty payment shall be paid in-kind.

(d)	OR shall be granted a first ranking security at the project level;

(e)	customary reporting obligations of MMTC

(f)	customary audit and inspection rights for the benefit of OR; and

(g)	OR and its representatives and agents shall be granted access MMTC’s property and production site, processing facilities and other facilities of MMTC, in each case to monitor the activities, processing and infrastructure operations relating to the MMTC’s business and compliance with this Agreement.

3.2	Royalty Return

[***]

3.3	Increase of Royalty

Should MMTC decide to proceed with an expansion of the Initial Project, OR shall have the right to increase its Royalty by funding additional amounts under the expansion plan on the same terms and conditions as provided for in connection with the initial Royalty as described in Section 3.2 of this Agreement.

Article 4
PARTICIPATION RIGHT ON ROYALTIES,
STREAMS AND SIMILAR INTERESTS

4.1	Participation Right on Royalties, Streams and Similar Interests

[***]

4.2	Exceptions

Nothing in Section 4.1 restricts in any manner:

(a)	the sale of production from any project owned by the MMTC Group in the normal course; provided that the Royalty shall accrue and be payable in priority upon such sale, in accordance with section 3.1(c).

(b)	the disposition by a Party of an interest in the Right to an Affiliate which shall be bound by the terms hereof;

(c)	the acquisition of MMTC by any third party, provided that such third party shall confirm in writing to OR, at its sole satisfaction, that it shall comply with the terms and conditions hereof; or

(d)	an amalgamation, merger or other form of corporate reorganization which is a bona fide business transaction that has the effect in law of the amalgamated or surviving corporation possessing, directly or indirectly, substantially all the properties, rights and interests and being subject to substantially all the debts, liabilities and obligations of the transferring party.

4.3	Security

(a)	OR’s Royalty shall be subject to the first ranking general Security, as evidenced by the Security Documents.

(b)	To secure the due and punctual payment and performance of MMTC’s obligations, MMTC shall (i) deliver to OR the Security Documents concurrent with the signing of the Royalty Agreement, and (ii) do all things necessary to permit OR to register, file or record in all offices, and take all actions, that may be prudent or necessary to preserve, protect and perfect the security interest of OR under such Security Documents.

(c)	If at any time MMTC enters into any Project Financing, (i) MMTC shall, contemporaneously with the entering into of such Project Financing, as further security for its obligations, provide OR with such additional guarantees and security (if any) as required by the PF Subordination Principles and (ii) OR shall enter into a PF Subordination Agreement giving effect to, the PF Subordination Principles in respect of such Project Financing.

(d)	If at any time MMTC enter into any Project Financing, OR shall, promptly, at MMTC’s sole expense, do, execute and deliver all such things, documents, security, agreements, filings, registrations and assurances as may from time to time be requested by MMTC and as are reasonably necessary to subordinate OR’s security to any Project Financing Encumbrance on the terms provided for in the PF Subordination Agreement. For greater certainty, at no time shall the making of the Royalty payments to OR be subordinated to any Project Financing, in addition, at all times, including in case of insolvency, the Royalty payments to OR shall be treated as a first ranking operating expense.

Article 5
COOPERATION IN DISTRIBUTION

5.1	Cooperation in Distribution

(a)	If OR or an Affiliate wishes to sell in one or more transactions within a 90 (ninety) day period, a number of Common Shares in excess of ten (10) percent of the issued and outstanding Common Shares (other than a proposed sale to an Affiliate of the OR which remains such) (a “Proposed Private Share Sale”), then:

(i)	prior to conducting any marketing efforts to sell such Common Shares, OR shall give written notice to MMTC of the Proposed Private Sale (the “Proposed Private Sale Notice”), which Proposed Private Sale Notice shall contain the total number of Common Shares proposed to be sold pursuant to the Proposed Private Sale and the minimum price per Common Share OR is willing to accept in the Proposed Private Sale (the “Designated Private Sale Price”);

(ii)	MMTC shall have the right to name, by notice in writing to OR (the “Purchaser Notice”) within ten (10) Business Days following delivery of the Proposed Private Sale Notice (the “Proposed Private Sale Period”), one or more purchasers (each, a “Private Sale Purchaser”), who are capable of closing, and are willing to close, the Proposed Private Sale at a price equal to or greater than the Designated Private Sale Price within ten (10) Business Days;

(iii)	OR shall in good faith negotiate with the Private Sale Purchasers any other material transaction terms for the Proposed Private Sale as soon as reasonably practicable following receipt of the Purchaser Notice by OR; and

(iv)	in the event that a Purchaser Notice is delivered by MMTC, and OR and one or more Private Sale Purchasers agree on terms of sale pursuant to Sections 5.1(a)(ii) and 5.1(a)(iii), OR shall be required to complete the Proposed Private Sale with the Private Sale Purchaser(s).

(b)	In the event that (i) MMTC fails to identify a Private Sale Purchaser(s) (or its registered dealer agent) within the Proposed Private Sale Period, (ii) OR, acting reasonably, is unable to agree to transaction terms with the Private Sale Purchaser within ten (10) Business Days of receipt of the Purchaser Notice, or (iii) the requirements of Sections 5.1(a)(ii) and 5.1(a)(iii) are otherwise not satisfied, then OR may sell or transfer the Common Shares that were the subject of the applicable Proposed Private Sale Notice provided that the price per Common Share is not less than the Designated Private Sale Price. In the event that OR is unable to dispose of the subject Common Shares within thirty (30) days of the date of the Proposed Private Sale Notice at a price per Common Share that is not less than the Designated Private Sale Price, OR shall have the right to promptly notify MMTC of a proposed lower sale price (the “Adjusted Designated Price”) and MMTC shall have three (3) days from receipt of such notice to designate a buyer to purchase the subject Common Shares at the Adjusted Designated Price. If MMTC does not so designate a buyer at the Adjusted Designated Price, OR may dispose of the subject Common Shares at a price equal to or greater than the Adjusted Designated Price within thirty (30) days of the delivery of the notice of the Adjusted Designated Price.

(c)	If OR does not complete the Proposed Private Sale (or an alternative disposition transaction) within thirty (30) days of the notice of the Adjusted Designated Price, the provisions of this Section 5.1 shall again apply.

5.2	Qualifying Common Shares by Initial Public Offering

(a)	If at any time following the execution of this Agreement, MMTC determines to prepare and file of a prospectus with applicable securities regulatory authorities in connection with a proposed initial public offering (“IPO”) of any of its securities for cash, in a form and manner that, with appropriate changes, would permit the Initial Funding Shares to be qualified for distribution under such prospectus, MMTC shall notify OR in writing at least fifteen (15) days prior to such filing. To the extent reasonably practicable, MMTC shall ensure that all Common Shares beneficially owned, directly or indirectly by OR, together with its Affiliates (as applicable), including the Initial Funding Shares, shall be automatically qualified by the prospectus filed in connection with such IPO.

(b)	If MMTC determines, in its sole discretion, that the total number of securities to be qualified under the prospectus must be limited to comply with applicable securities laws or to ensure the success of the IPO, MMTC may reduce the number of shares to be qualified, including those held by OR, on a pro-rata basis or as otherwise necessary to achieve compliance.

(c)	Notwithstanding the foregoing, MMTC may at any time, and without the consent of OR, abandon the prospectus filing or such IPO.

(d)	MMTC shall pay all expenses incurred in connection with any such IPO.

5.3	Exchange Escrow Requirements

(a)	Notwithstanding section 5.2(a), if MMTC seeks a listing of its business on a stock exchange in connection with an initial public offering, reverse take-over, de-SPAC transaction, direct listing, or other similar transaction, OR will agree to any restrictions on trading or other escrow requirements that may be imposed by such stock exchange or investment bank underwriting the offering, provided that such restrictions are no more restrictive than the restrictions placed on MMTC’s other general holders of shares of the same class.

Article 6
REPRESENTATIONS AND WARRANTIES

6.1	Mutual Representations and Warranties

Each Party represents and warrants to the other Party hereto that:

(a)	it is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction;

(b)	it has full power and authority to carry on its business and to enter into this Agreement;

(c)	neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d)	the execution and delivery of this Agreement does not violate or result in the breach of the laws of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents;

(e)	all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and

(f)	this Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms.

6.2	Representations and Warranties of MMTC

MMTC represents, warrants and covenants to OR that:

(a)	no consent or approval of any MMTC Shareholders, third party or Governmental Authority is required for the execution, delivery or performance of this Agreement by MMTC.

(b)	After giving effect to the Initial Funding, there will be 2,159,974 Common Shares issued and outstanding. MMTC currently has 4,124,999 common share purchase warrants outstanding, each being exercisable for up to one (1) unit of MMTC consisting of one (1) Common Share and one additional share purchase warrant to purchase one (1) Common Share. MMTC currently has 1,250,000 performance warrants outstanding, each being exercisable for one (1) Common Share upon MMTC achieving certain specified revenue targets.

Article 7
FORCE MAJEURE

7.1	Description of Force Majeure Event

An event of force majeure (“Force Majeure Event”) shall mean an unforeseen event or circumstance:

(a)	over which a party does not have any control;

(b)	whose occurrence could not, despite the exercise of reasonable care, be prevented or overcome by a party; and

(c)	that is not attributable to the other party and makes it impossible for a party or the parties to perform the Agreement in whole or in part.

Provided the conditions in this Section are fulfilled, a Force Majeure Event may include, without limitation, hostilities, acts of war or conditions arising out of attributable to war, whether declared or undeclared; riot, civil strife, insurrection, rebellion, terrorism; fire, explosion, contamination by radioactivity; earthquake, storm, flood, sink holes, drought or other adverse weather conditions; pandemic or epidemic.

7.2	Notice of Force Majeure Event

The Party which considers that a Force Majeure Event has occurred (the “Affected Party”) shall promptly give notice to the other Party (in any case no later than fourteen (14) days from being aware of the Force Majeure Event ) stating therein (i) the nature of the Force Major Event (ii) the obligations affected by the Force Majeure Event (the “Affected Obligations”) (iii) the extent to which the Affected Party cannot perform the Affected Obligations (iv) an estimate of the expected duration thereof and (v) the measures proposed to be adopted to remedy or minimise the consequences of the Force Majeure Event. .

7.3	Obligation to Remove Force Majeure Events

The Affected Party shall use all reasonable diligence to remedy the Force Majeure Event as quickly as practicable.

7.4	Effect of a Force Majeure Event

In the event of a Force Majeure Event, the Parties agree to suspend their reciprocal obligations, except for paying any amount due hereunder promptly when due, for so long as the Force Majeure Event persists. If the Force Majeure Event continues for a period greater than 180 consecutive days, the Parties shall renegotiate the Agreement or, in the event of disagreement, either Party shall have the right to terminate this Agreement, subject to paying any amount due as at the date of termination.

Article 8
Covenants

8.1	Reporting

Following the Initial Funding, MMTC shall provide OR with updates related to the status of the Study, the Initial Project, and such other information as reasonably requested by OR to assist it in making a determination as to whether it supports the Royalty investment into MMTC for the Initial Project.

Article 9
CONFIDENTIAL INFORMATION

9.1	Confidential Information

(a)	Except as specifically otherwise provided for herein, the Parties will keep confidential all Data disclosed to each other and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it unless:

(i)	required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction;

(ii)	it becomes available in the public domain through no fault of the Party wishing to make the disclosure; or

(iii)	with the consent of the other Party, such consent not to be unreasonably withheld;

(each such disclosure of Data made pursuant to subparagraph (i) or (ii) hereof being referred to as a “Permitted Disclosure”).

(b)	Prior to any Permitted Disclosure of Data, the applicable Party shall give the other Party prompt written notice and, in making such Permitted Disclosure, the disclosing Party shall disclose only that portion of Data required to be disclosed and shall take all reasonable steps to preserve the confidentiality of the remaining portion thereof.

9.2	Information in Public Domain

The provisions of this Article 9 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

9.3	Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding this Agreement. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Agreement, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within forty eight (48) hours, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which forty eight (48) hours period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

9.4	Request to Disclose

Where a request is made for permission under this Article 9 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within twenty-four (24) hours after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

Article 10
survival and INDEMNIfication

10.1	Survival

The representations and warranties of the Parties in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement shall continue in full force and effect for a period of two (2) years from the date hereof.

10.2	Indemnification

Each Party agrees to indemnify and save harmless the other from and against all losses suffered or incurred as a result or arising directly or indirectly out of or in connection with any breach or non-performance of any covenant or obligation to be performed which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto.

Article 11
NOTICE

11.1	Notice

All notices and other communications under this Agreement will be in writing and may be delivered personally or transmitted by email as follows:

(a)	To OR:

OR Royalties Inc.
1100, avenue des Canadiens-de-Montréal
Suite 300
Montreal, Québec
H3B 2S2

Attention:	________________

Email:	_______________
with copy to:	_______________

(b)	To MMTC:

Modern Mining Technology Corp.
1500-1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:	________________

Email:	_______________

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received:

(c)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service; and

(d)	if sent by email transmission and successfully transmitted prior to 4:00 pm on a Business Day (recipient Party time), then on that Business Day, and if transmitted after 4:00 pm on that day then on the first Business Day following the date of transmission.

Article 12
TERMINATION

12.1	Termination

This Agreement shall terminate and the rights and obligations of the Parties hereunder shall cease upon the earliest to occur of the following events:

(a)	OR does not elect to pursue the Initial Royalty Transaction in accordance with section 3.2;

(b)	MMTC paying the Break-Fee in accordance with section 3.2; and

(c)	the dissolution or liquidation of MMTC.

Article 13
GENERAL

13.1	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)	the headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof or affect its interpretation;

(b)	this Agreement will be read with such changes in gender or number as the context requires;

(c)	a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(d)	a reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;

(e)	if an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day; and

(f)	if any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

13.2	Currency

All dollar amounts expressed herein refer to lawful currency of the United States of America.

13.3	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement. No waiver of any other provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

13.4	Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement.

13.5	Manner of Payment

All cash payments to be made to any Party may be made by wire transfer to a bank account the details of which are provided by the receiving Party to the sending Party or by certified cheque or draft delivered to such Party at its address for notice purposes as provided herein.

13.6	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.7	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of Québec and the laws of Canada generally applicable therein. Each Party irrevocably submits to the jurisdiction of the courts in the Province of Québec with respect to any matter arising under or related to this Agreement.

13.8	Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

13.9	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. In addition, execution of this Agreement by either of the Parties may be evidenced by way of email transmission of such Party’s signature (which signature may be by separate counterpart) or a photocopy of such email transmission, and such emailed signature, or photocopy of such emailed signature, shall be deemed to constitute the original signature of such Party to this Agreement.

13.10	Language

The parties have expressly requested that the present Agreement be drafted in the English language. Les parties ont expressément exigé que la présente convention soit rédigée en langue anglaise.

[Remaining of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

MODERN MINING TECHNOLOGY CORP.

By:
	Name:	Kuljit Basi
	Title:	Chief Executive Officer

OR ROYALTIES INC.

By:
Name:
Title:

Schedule “A”

SCOPE AND TIMELINE OF THE STUDY

[***]

A-1

Schedule “B”

PF SUBORDINATION PRINCIPLES

[***]

A-2